Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the years ended December 31, 2017, 2016 and 2015

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone:(604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Westport Fuel Systems Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Westport Fuel Systems Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017 in accordance with U.S. generally accepted accounting principles.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company 's auditor since 2015.

Vancouver, Canada
March 22, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Westport Fuel Systems Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Westport Fuel Systems Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated March 22, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Management’s Report on Internal Control over Financial Reporting, in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 22, 2018

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2017 and 2016

	December 31, 2017	December 31, 2016
		(Adjusted, note 6)
Assets
Current assets:
Cash and cash equivalents	$71,842	$60,905
Accounts receivable (note 7)	67,160	66,660
Inventories (note 8)	50,743	53,300
Prepaid expenses	4,726	4,572
Current assets held for sale (note 6)	6,164	28,325
Total current assets	200,635	213,762
Long-term investments (note 9)	9,302	13,422
Property, plant and equipment (note 10)	70,366	54,576
Intangible assets (note 11)	20,943	21,832
Deferred income tax assets (note 19(b))	1,848	1,640
Goodwill (note 12)	3,324	2,923
Other long-term assets	7,204	14,532
Long-term assets held for sale (note 6)	—	8,773
Total assets	$313,622	$331,460
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	$87,150	$79,943
Restructuring obligations (note 14)	2,969	5,408
Deferred revenue	2,164	3,544
Current portion of long-term debt (note 15)	8,993	48,097
Current portion of long-term royalty payable (note 16)	2,390	1,500
Warranty liability (note 17)	3,956	6,032
Liabilities held for sale (note 6)	12,500	15,216
Total current liabilities	120,122	159,740
Restructuring obligation (note 14)	—	8,715
Deferred revenue	50	590
Long-term debt (note 15)	45,429	30,935
Long-term royalty payable (note 16)	16,641	20,062
Warranty liability (note 17)	2,830	6,207
Deferred income tax liabilities (note 19(b))	4,616	5,909
Other long-term liabilities	5,902	5,657
Long-term liabilities held for sale (note 6)	—	8,207
Total long-term liabilities	195,590	246,022
Shareholders’ equity:
Share capital (note 18):
Authorized: Unlimited common shares and preferred shares in series, no par value
131,279,709 (2016 - 110,109,092) common shares issued	1,078,280	1,042,410
Other equity instruments	16,247	20,926
Additional paid in capital	10,079	10,079
Accumulated deficit	(966,869)	(956,890)
Accumulated other comprehensive income	(19,705)	(31,087)
Total shareholders' equity	118,032	85,438
Total liabilities and shareholders' equity	$313,622	$331,460
Commitments and contingencies (note 21)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

	Years ended December 31,
	2017	2016	2015
		(Adjusted, note 6)
Product revenue	$240,320	$172,987	$97,844
Service and other revenue	6,743	4,407	5,460
	247,063	177,394	103,304
Cost of revenue and expenses:
Cost of product revenue	182,916	141,030	85,232
Research and development	51,057	55,938	52,777
General and administrative	47,628	44,880	35,201
Sales and marketing	16,776	18,556	17,496
Restructuring costs (note 14)	1,682	19,000	—
Foreign exchange (gain) loss	562	6,565	(11,601)
Depreciation and amortization (notes 10 and 11)	9,826	11,244	11,736
Impairments on long lived assets, net (note 10)	1,550	4,843	22,722
	311,997	302,056	213,563
Loss from operations	(64,934)	(124,662)	(110,259)
Income from investments accounted for by the equity method	12,514	5,838	17,551
Interest on long-term debt and amortization of discount	(14,487)	(10,773)	(5,529)
Bargain purchase gain from acquisition (note 5)	—	35,808	—
Interest and other income (expense), net of bank charges	1,377	(1,656)	(186)
Loss before income taxes	(65,530)	(95,445)	(98,423)

Income tax expense (recovery) (note 19):
Current	(2,780)	1,610	1,245
Deferred	(1,644)	2,340	(514)
	(4,424)	3,950	731

Net loss from continuing operations	(61,106)	(99,395)	(99,154)
Net income from discontinued operations (note 6)	51,127	1,822	—
Net loss for the year	(9,979)	(97,573)	(99,154)
Other comprehensive income (loss):
Cumulative translation adjustment	11,382	1,295	(16,889)
Comprehensive (gain) loss	$1,403	$(96,278)	$(116,043)
Income (loss) per share:
From continuing operations - basic and diluted	$(0.51)	$(1.09)	$(1.55)
From discontinued operations - basic and diluted	$0.43	$0.02	$—
Net loss per share	$(0.08)	$(1.07)	$(1.55)
Weighted average common shares outstanding:
Basic and diluted	119,558,566	91,028,504	64,109,703

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2017, 2016 and 2015

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income (loss)	equity
January 1, 2015	63,480,722	$930,857	$7,767	$9,837	$(760,163)	$(15,493)	$172,805
Issuance of common shares on exercise of share units	575,024	5,010	(5,010)	—	—	—	—
Issuance of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	13,703	—	—	—	13,703
Net loss for the year	—	—	—	—	(99,154)	—	(99,154)
Other comprehensive loss	—	—	—	—	—	(16,889)	(16,889)
December 31, 2015	64,380,819	937,029	16,460	9,837	(859,317)	(32,382)	71,627
Issuance of common shares on exercise of share units	845,491	6,639	(6,639)	—	—	—	—
Issuance of common shares in connection with acquisition	44,882,782	98,742	655	—	—	—	99,397
Beneficial conversion feature on convertible debt	—	—	—	242	—	—	242
Stock-based compensation	—	—	10,450	—	—	—	10,450
Net loss for the year	—	—	—	—	(97,573)	—	(97,573)
Other comprehensive loss	—	—	—	—	—	1,295	1,295
December 31, 2016	110,109,092	1,042,410	20,926	10,079	(956,890)	(31,087)	85,438
Issuance of common shares on exercise of share units	2,045,617	9,917	(9,917)	—	—	—	—
Issuance of common shares on public offering, net of costs incurred	19,125,000	25,953	—	—	—	—	25,953
Stock-based compensation	—	—	5,238	—	—	—	5,238
Net loss for the year	—	—	—	—	(9,979)	—	(9,979)
Other comprehensive income	—	—	—	—	—	11,382	11,382
December 31, 2017	131,279,709	$1,078,280	$16,247	$10,079	$(966,869)	$(19,705)	$118,032
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2017, 2016 and 2015

	Years ended December 31,
	2017	2016	2015
		(Adjusted, note 6)
Cash flows from (used in) operating activities:
Net loss for the year from continuing operations	$(61,106)	$(99,395)	$(99,154)
Items not involving cash:
Depreciation and amortization	14,983	15,363	13,654
Stock-based compensation expense	6,961	10,450	14,871
Unrealized foreign exchange (gain) loss	562	6,565	(11,601)
Deferred income tax (recovery) expense	(1,644)	2,340	(514)
Income from investments accounted for by the equity method	(12,514)	(5,838)	(17,551)
Accretion of long-term debt and long-term royalty payable	10,071	4,945	876
Impairments on long lived assets, net	1,550	4,843	22,722
Inventory write-downs to net realizable value	1,111	6,591	8,743
Bargain purchase gain from acquisition	—	(35,808)	—
Change in fair value of derivative liability and bad debt expense	1,397	1,670	587
Restructuring obligations	(14,187)	14,123	—
Changes in non-cash operating working capital:
Accounts receivable	2,605	(4,930)	975
Inventories	4,565	31,352	(5,997)
Prepaid expenses	(93)	952	661
Accounts payable and accrued liabilities	6,755	(22,836)	9,526
Deferred revenue	(2,143)	(4,974)	(1,507)
Warranty liability	(6,330)	(5,855)	(5,359)
Net cash from (used in) operating activities of continuing operations	(47,457)	(80,442)	(69,068)
Net cash from operating activities of discontinued operations	5,924	1,121	—
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(25,288)	(8,654)	(4,845)
Acquisitions, net of acquired cash (note 5)	—	45,344	787
Proceeds on sale of assets and investments	(85)	26,334	(27)
Dividends received from joint ventures	16,633	13,398	20,464
Net cash from (used in) investing activities of continuing operations	(8,740)	76,422	16,379
Net cash from investing activities of discontinued operations	77,148	—	—
Cash flows from (used in) financing activities:
Drawings on operating lines of credit and long-term facilities	42,641	9,184	5,432
Repayment of operating lines of credit and long-term facilities	(71,387)	(12,789)	(8,308)
Proceeds from share issuance, net	25,953	—	—
Repayment of royalty payable	(11,467)	—	—
Issuance of convertible debt and royalty payable	—	35,000	—
Net cash from (used in) financing activities of continuing operations	(14,260)	31,395	(2,876)
Effect of foreign exchange on cash and cash equivalents	4,246	4,570	(10,601)
Increase (decrease) in cash and cash equivalents	16,861	33,066	(66,166)
Cash and cash equivalents, beginning of year	60,905	27,839	94,005
Cash and cash equivalents, end of year	$77,766	$60,905	$27,839
Less: cash and cash equivalents from discontinued operations, end of year	5,924	—	—
Cash and cash equivalents from continuing operations, end of year	$71,842	$60,905	$27,839
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)
December 31, 2017, 2016 and 2015

	Years ended December 31,
	2017	2016	2015
Supplementary information:
Interest paid	$4,416	$4,339	$4,551
Taxes paid, net of refunds	722	2,479	1,238
Non-cash transactions:
Shares issued for acquisitions	—	98,742	1,162
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”, formerly known as Westport Innovations Inc.) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. On June 1, 2016, the Company merged with Fuel Systems Solutions, Inc. The Company engineers, manufactures and supplies alternative fuel systems and components for use in the transportation and industrial markets on a global basis. The Company 's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. As discussed in note 6, the Company's Industrial business segment (excluding the electronics and high pressure product lines) was sold in 2017. The Company reclassified the comparative figures in the balance sheet as assets held for sale and reported the results of the operations of the Industrial businesses sold as discontinued operations in the consolidated statements of operations and comprehensive income (loss).

2. Liquidity and going concern:

In connection with preparing financial statements for each annual and interim reporting period Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At this time Management's evaluation has concluded that there are no known or foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements were issued. These financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

At December 31, 2017, the Company's net working capital was $80,513 (2016 - $54,022) including cash and cash equivalents of $71,842 (2016 - $60,905), and its long-term debt was $54,422, of which $8,993 matures in 2018. The Company incurred a significant loss from continuing operations of $61,106 (2016 - $99,395) and negative cash flows from continuing operating activities during 2017 of $47,457 (2016 - $80,442) and has accumulated a deficit of $966,869 since inception. In the course of 2017, the Company completed significant non-core asset sales and a capital increase, which allowed repayment of long-term debt otherwise coming due in 2017, and increased the Company’s cash available to fund future operations. The Company continues to work towards its goals of increasing revenues and reducing expenditures, which Management expects will improve results from operations and operating cash flows in 2018. In particular, with the HPDI 2.0 product now in production, management expects that the engineering and development spend and the associated capital expenditures on this product will decrease significantly in 2018 and this reduction will, itself, improve cash flows. In addition, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold or invest in these assets.

Management is confident that the cash on hand at December 31, 2017 and the improvements to the operations expected for 2018 will provide the cash flow necessary to fund operations over the next year to March 31, 2019. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

3. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)Foreign currency translation:

The Company’s functional currency is in the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies for the Company's subsidiaries include the following: United States, Canadian ("CDN") and Australian dollars, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Japanese Yen and Indian Rupee.  The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction.  Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date.  Non-monetary assets and liabilities are translated at the historical exchange rate.  All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  For the periods presented, the Company used the following exchange rates:

	Year end exchange rate as at:		Average for the year ended:
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2015
Canadian dollar	0.80	0.74	0.77	0.76	0.78
Australian dollar	0.78	0.72	0.77	0.74	0.75
Euro	1.20	1.06	1.13	1.11	1.11
Argentina Peso	0.06	0.06	0.06	0.07	0.11
RMB	0.15	0.14	0.15	0.15	1.16
Swedish Krona	0.12	0.11	0.12	0.12	0.12
Japanese Yen	0.01	0.01	0.01	0.01	0.01
Indian Rupee	0.0157	0.0147	0.0154	0.0150	0.0200

(c)Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

3. Significant accounting policies (continued):

(d)    Accounts receivable, net:

Accounts receivable are measured at amortized cost.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Past due balances over 90 days are reviewed individually for collectability. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable.

(e)    Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost or first-in, first-out.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead, including depreciation.  The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

(f)    Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided as follows:

Assets	Basis	Rate
Buildings	Straight-line	15 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 – 10 years
Leasehold improvements	Straight-line	Lease term

Depreciation expense on equipment used in the production and manufacturing process is included in cost of sales. All other depreciation is included in the depreciation and amortization expense line on the statement of operations.

(g)    Long-term investments:

The Company accounts for investments in which it has significant influence, including variable interest entities ("VIEs") for which the Company is not the primary beneficiary, using the equity method of accounting.  Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments.  Any dividends paid or payable are credited against long-term investments. The Company accounts for investments in which it does not exercise significant influence using the cost method of accounting.

(h)    Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.

(i)    Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

3. Significant accounting policies (continued):

(j)    Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable.  Government assistance relating to the purchase of property, plant and equipment is reflected as a reduction of the cost of such assets.  Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(k)    Intangible assets:

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements.  Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(l)    Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

(m)    Goodwill:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed.  Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired.  This impairment test is performed annually at November 30.  Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

(n)    Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

3. Significant accounting policies (continued):

(o)    Revenue recognition:

The Company recognizes revenue upon transfer of title and risk of loss, generally when products are shipped provided there is (1) persuasive evidence of an arrangement, (2) there are no uncertainties regarding customer acceptance, (3) the sales price is fixed or determinable and (4) management believes collectibility is reasonably assured.

The Company recognizes service revenue from research and development arrangements based on the contracts and the ability of the Company to measure its performance. Depending on the contract, revenues may be recognized using the milestone, percentage of completion, or completed contract methods of accounting. All costs incurred related to revenue earned from research and development contracts are recorded as research and development expense as incurred.

(p)    Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse.  The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

4. Accounting changes:

 (a)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates ("ASU") 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most previously existing industry-specific guidance throughout the Industry Topics of the Accounting Standards Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017.

ASU 2014-09 and related ASUs may be adopted using either the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We will adopt ASU 2014-09 and related ASUs on January 1, 2018, using the modified retrospective method. The Company completed its assessment at December 31, 2017, and has concluded that there is no material impact to its financial statements on adoption. The Company has implemented the necessary changes to its business processes and controls to support revenue recognition and disclosures under the new standard in the fourth quarter of 2017.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments:

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of application of this guidance.

Income Taxes (Topic 740): Accounting for Income Taxes on Intercompany Transfers:

In October 2016, the FASB issued ASU 2016-16, which requires entities to recognize the income tax consequences of intercompany asset transfers in the period in which the transfer occurs, with the exception of inventory transfer. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and interim periods with early adoption permitted. The Company's future minimum lease payments at December 31, 2017 under operating leases are disclosed in note 21(a). The Company has not yet evaluated the impact of the adoption of this new standard.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

5. Business combinations:

Merger with Fuel Systems:

On June 1, 2016 ("the acquisition date"), the Company completed a merger with Fuel Systems Solutions, Inc. ("Fuel Systems"). Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned. The Company issued 44,882,782 common shares to former Fuel Systems shareholders and 653,532 restricted stock units. The Company determined the purchase price using the Nasdaq closing share price on the acquisition date at $2.20 per share, which resulted in total purchase consideration of $99,397. The Company incurred total acquisition related costs of $9,890 in 2015 and 2016, which were expensed as incurred.

This business combination resulted in a bargain purchase transaction, as the fair value of assets acquired and liabilities assumed exceeded the total of the transaction date fair value of equity issued by $35,808. The Company believes it was able to acquire the assets of Fuel Systems for less than their fair value due to the weakness in the alternative fuel sector. The following table summarizes the final allocation of the purchase price to the fair values of assets acquired and liabilities assumed at the date of the acquisition.

Consideration allocated to:	Final Purchase Price Allocation as of December 31, 2016
Cash and cash equivalents	$45,344
Accounts receivable	42,954
Inventory	73,560
Property, plant and equipment	37,792
Intangible assets	4,240
Deferred income taxes, net	(2,053)
Other assets	12,962
Accounts payable and accrued liabilities	(63,706)
Other liabilities	(15,888)
Total net identifiable assets	135,205
Bargain purchase gain	(35,808)
Total consideration	$99,397

Proforma Results

The following unaudited supplemental proforma information presents the consolidated financial results as if the acquisition of Fuel Systems had occurred on January 1, 2015. This supplemental proforma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2015, nor are they indicative of any future results.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

5. Business combinations (continued):

	Years ended December 31,
	2016	2015
	(Adjusted, Note 6)
Revenue
Revenue for the year	$177,394	$103,304
Fuel Systems (prior to merger)	96,833	263,397
Proforma revenue for the year	$274,227	$366,701

Net loss
Net loss for the year	$(99,395)	$(99,154)
Fuel Systems, net of transaction costs (prior to merger)	(6,249)	(47,135)
Proforma adjustments (1)	(28,951)	(1,575)
Proforma net loss for the year	$(134,595)	$(147,864)

(1) Includes adjustments for the bargain purchase gain, additional interest expense for the convertible debt in all periods, and for transaction costs related to the merger with Fuel Systems.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

6. Sale of assets:

Consistent with the Company's strategy to simplify the number of businesses to focus on, in the second quarter of 2017 the Company sold substantially all of the Industrial business segment (excluding the electronics and high pressure product lines) as described below. These assets and liabilities were accounted for as held for sale at March 31, 2017. The comparative balances of the discontinued Industrial business segment were also reclassified as at December 31, 2016, with impact to the following balance sheets accounts: accounts receivable, inventories, property, plant and equipment, intangible assets, accounts payable and accrued liabilities, warranty liability and segment information. The notes for these comparative account balances have been adjusted for these reclassifications in these financial statements.

On April 28, 2017, the Company sold the Industrial segment's Auxiliary Power Unit ("APU") business for total consideration of $70,000, and recorded a net gain of $60,151 during the year ended December 31, 2017. The Company received proceeds of $62,864, net of a $7,000 holdback and $136 working capital adjustment. The Company will be entitled to receive payment from the purchaser in the event that the contingent items are settled for less than $7,000, with interim settlement reviews and payments occurring at nine, eighteen and twenty four months after the closing date. Subsequent to year end, $3,000 of the holdback was received.

On May 30, 2017, the Company sold additional assets held for sale for total consideration of $17,500. The Company received proceeds of $16,250, net of $1,250 holdback. This transaction resulted in a net loss of $1,841 during the year ended December 31, 2017.

As discussed in note 16, 15% of the net consideration received on these asset sales was paid to Cartesian against the royalty payable, as will 15% of any future payments received related to the holdbacks.

The carrying amount of the major classes of assets and liabilities for the held-for-sale Industrial business segment at December 31, 2017 and December 31, 2016 are shown below:

	December 31, 2017	December 31, 2016

Cash	$5,924	$—
Accounts receivable	7	10,518
Inventories	—	17,324
Other current assets	—	483
	5,931	28,325

Property, plant, and equipment	233	5,106
Intangible assets	—	1,026
Deferred income tax assets	—	2,127
Other non-current assets	—	514
	233	8,773
Total assets classified as held for sale	$6,164	$37,098

Accounts payable and accrued liabilities	$7,305	$13,302
Income taxes payable	3,448	—
Other current liabilities	269	1,914
	11,022	15,216
Other non-current liabilities	1,478	8,207
Total liabilities classified as held for sale	$12,500	$23,423

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

6. Sale of assets (continued):

The Industrial business was acquired on June 1, 2016 as a result of the acquisition of Fuel Systems and thus, there was only seven months of discontinued operations disclosed for the year ended December 31, 2016. The following table presents financial results of the Industrial business segment which are included in net income from discontinued operations for the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Product and service revenue	$29,038	$47,501

Cost of product revenue	21,284	35,520
Research and development	2,048	3,475
General and administrative	4,797	3,324
Sales and marketing	1,754	2,393
	29,883	44,712
Operating income (loss) from discontinued operations	(845)	2,789

Net gain on sale of assets	(58,310)	—
Other expenses (recovery)	220	(93)
Income from discontinued operations before income tax	57,245	2,882
Income tax expense	6,118	1,060
Net income from discontinued operations	$51,127	$1,822

7. Accounts receivable:

	December 31, 2017	December 31, 2016
Customer trade receivables	$58,490	$62,763
Due from related parties (note 20)	156	488
Holdback receivables (note 6)	6,750	—
Other receivables	4,337	4,982
Income tax receivable	1,232	1,638
Allowance for doubtful accounts	(3,805)	(3,211)
	$67,160	$66,660

8. Inventories:

	December 31, 2017	December 31, 2016
Purchased parts and materials	$36,054	$37,894
Work-in-process	2,409	3,794
Finished goods	11,587	11,095
Inventory on consignment	693	517
	$50,743	$53,300

During the year ended December 31, 2017, the Company recorded write-downs to net realizable value of approximately $1,111 (year ended December 31, 2016 - $6,591; year ended December 31, 2015 - $8,743).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

9. Long-term investments:

	December 31, 2017	December 31, 2016
Cummins Westport Inc. (a)	$6,799	$10,950
Weichai Westport Inc.	1,824	1,824
Other equity accounted investees	679	648
	$9,302	$13,422

(a)   Cummins Westport Inc.:

The Company entered into a joint venture with Cummins Inc. ("Cummins") on March 7, 2001. The joint venture term is scheduled to end on December 31, 2021 and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of, one of the parties.

On February 20, 2012, the joint venture agreement ("JVA") was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties revised certain economic terms of the JVA. Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a VIE. Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

The Company recognized its share of CWI’s income and received dividends as follows:

	Years ended December 31,
	2017	2016	2015
Investment income under the equity method	$12,482	$5,606	$16,339
Dividends received	16,633	10,198	20,464

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to CWI were as follows:

	Balance at December 31, 2017		Balance at December 31, 2016
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment in CWI	$6,799	$6,799	$10,950	$10,950
Accounts receivable in CWI	150	150	236	236

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

9. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

Assets, liabilities, revenue and expenses of CWI, are as follows:

	December 31, 2017	December 31, 2016
Current assets:
Cash and short-term investments	$91,720	$95,623
Accounts receivable	10,925	5,018
Other current assets	—	209
Long-term assets:
Property, plant and equipment	1,245	1,074
Deferred income tax assets	28,096	45,321
Total assets	$131,986	$147,245
Current liabilities:
Current portion of warranty liability	$25,866	$26,206
Current portion of deferred revenue	22,157	20,070
Accounts payable and accrued liabilities	12,603	7,125
	60,626	53,401
Long-term liabilities:
Warranty liability	16,253	27,282
Deferred revenue	38,321	41,788
Other long-term liabilities	3,175	2,863
	57,749	71,933
Total liabilities	$118,375	$125,334

	Years ended December 31,
	2017	2016	2015
Product revenue	$235,220	$205,235	$274,033
Parts revenue	82,077	71,230	57,849
	317,297	276,465	331,882
Cost of revenue and expenses:
Cost of product and parts revenue	207,840	199,317	230,508
Research and development	30,733	36,066	30,165
General and administrative	1,113	1,136	1,414
Sales and marketing	19,675	23,047	21,236
Foreign exchange (gain) loss	51	8	28
Bank charges, interest and other	609	695	817
	260,021	260,269	284,168
Income from operations	57,276	16,196	47,714
Interest and investment income	982	552	367
Income before income taxes	58,258	16,748	48,081
Income tax expense (recovery):
Current	16,068	4,680	19,785
Deferred (1)	17,226	856	(1,565)
	33,294	5,536	18,220
Income for the year	$24,964	$11,212	$29,861
(1)    As a result of the U.S. tax reform substantially enacted in the fourth quarter of 2017, CWI recorded a deferred tax expense of $13,423 in 2017 arising from related adjustments to deferred income tax assets.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

10. Property, plant and equipment:

		Accumulated	Net book
December 31, 2017	Cost	depreciation	value
Land and buildings	$4,947	$1,412	$3,535
Computer equipment and software	7,742	7,438	304
Furniture and fixtures	5,844	4,085	1,759
Machinery and equipment	91,995	33,543	58,452
Leasehold improvements	14,079	7,763	6,316
	$124,607	$54,241	$70,366

		Accumulated	Net book
December 31, 2016	Cost	depreciation	value
Land and buildings	$4,471	$1,127	$3,344
Computer equipment and software	8,682	6,970	1,712
Furniture and fixtures	6,004	2,544	3,460
Machinery and equipment	72,992	33,893	39,099
Leasehold improvements	13,597	6,636	6,961
	$105,746	$51,170	$54,576

During the year ended December 31, 2017, the Company recorded an impairment charge of $1,550 (December 31, 2016 - $2,708). The impairment resulted primarily from the write-down of engineering test equipment in Vancouver, Canada. The method used to determine the fair value of equipment was based on utilization of assets and the write-down was recorded in the Corporate and Technology Investments segment.

Total depreciation expense for the year ended December 31, 2017 was $11,531 (year ended December 31, 2016 - $12,305; year ended December 31, 2015 - $10,703). The amount of depreciation expense included in cost of sales for the year ended December 31, 2017 was $5,146 (year ended December 31, 2016 - $4,266; year ended December 31, 2015 - $1,918).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

11. Intangible assets:

		Accumulated	Net book
December 31, 2017	Cost	amortization	value
Patents and trademarks	$22,031	$6,995	$15,036
Technology	5,400	4,059	1,341
Customer contracts	12,964	8,404	4,560
Other intangibles	351	345	6
Total	$40,746	$19,803	$20,943

		Accumulated	Net book
December 31, 2016	Cost	amortization	value
Patents and trademarks	$19,679	$5,028	$14,651
Technology	4,735	3,068	1,667
Customer contracts	11,419	6,053	5,366
Other intangibles	319	171	148
Total	$36,152	$14,320	$21,832

Based on declining revenue and operating results in one business unit, the Company concluded there were impairment indicators as of November 30, 2017 requiring the performance of a long-lived assets impairment test for trademarks, customer contracts, and technology for this business unit. The Company completed its assessment at November 30, 2017, and concluded that intangible assets were not impaired.

During the year ended December 31, 2017, amortization of $3,452 (December 31, 2016 - $3,059; year ended December 31, 2015 - $2,951) was recognized in the statement of operations.

12. Goodwill:

A continuity of goodwill is as follows:

	December 31, 2017	December 31, 2016
Balance, beginning of year	$2,923	$3,008
Impact of foreign exchange changes	401	(85)
Balance, end of year	$3,324	$2,923

The Company completed its annual assessment at November 30, 2017 and concluded that the remaining goodwill of $3,324 related to the Netherlands reporting unit under the Automotive business segment was not impaired.

13. Accounts payable and accrued liabilities:

	December 31, 2017	December 31, 2016
Trade accounts payable	$60,705	$59,096
Accrued payroll	17,188	11,617
Accrued interest	1,567	1,977
Due to related parties (note 20)	—	1,191
Taxes payable	511	695
Other payables	7,179	5,367
	$87,150	$79,943

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

14. Restructuring, termination and other exit obligations:

	Years ended December 31,
	2017			2016
	Termination	Lease-exit	Total	Termination	Lease-exit	Total
Balance, beginning of year	$3,278	$10,845	$14,123	$—	$—	$—
Additions	5,785	69	5,854	7,198	11,802	19,000
Additions: Interest and other	—	698	698	—	509	509
Payments	(8,085)	(6,102)	(14,187)	(3,876)	(1,196)	(5,072)
Impact of foreign exchange	222	431	653	(44)	(270)	(314)
Change in estimate	(24)	(4,148)	(4,172)	—	—	—
Balance, end of year	1,176	1,793	2,969	3,278	10,845	14,123
Less: current portion	(1,176)	(1,793)	(2,969)	(2,903)	(2,505)	(5,408)
Long-term portion	$—	$—	$—	$375	$8,340	$8,715

During the third quarter of 2016, the Company initiated a series of restructuring activities which included the consolidation of facilities in Argentina, Canada, China and the United States. This resulted in an implementation of a reduction in workforce resulting in employee severance, one-time termination benefits and contract termination costs associated with the restructuring activities.

During 2017, the Company continued its restructuring activities and further implemented reductions in workforce, resulting in employee severance and termination benefits in Canada, Italy, China and Argentina.

The remaining balance of the lease-exit obligations as at December 31, 2017 is related to a 10-year lease commitment for 116,000 square feet of office space located in Vancouver, Canada, which the Company exited as part of the restructuring activities. The lease commitment was renegotiated and a final settlement agreement was signed in July 2017 at which time the Company reversed $4,148 of its lease-exit estimate. The remaining liability as at December 31, 2017 of $1,793 was paid in the first quarter of 2018.

15. Long-term debt:

	December 31, 2017	December 31, 2016
Term loan facility, net of debt issuance costs (a)	18,987	—
Senior financing (b)	10,901	10,553
Convertible debt (c)	17,335	17,286
Other bank financing (d)	6,562	9,949
Capital lease obligations (e)	637	781
Subordinated debenture notes (f)	—	40,463
Balance, end of period	$54,422	$79,032
Current portion	(8,993)	(48,097)
Long-term portion	$45,429	$30,935

(a)     On December 20, 2017, the Company entered into a loan agreement with Export Development Canada ("EDC") for a $20,000 non-revolving term facility (the "Term Facility"). The loan bears interest at 9% plus monitoring fees, payable quarterly, as well as quarterly principal repayments. The Company incurred debt issuance costs of $1,013 related to the Term Facility, which reduced the carrying value to $18,987 at December 31, 2017. These costs will be amortized over the term of the Term Facility using the effective interest rate method.

The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., and MTM S.r.L. and 85% of the proceeds received from the holdback related the sale of APU business (as discussed in note 6). On reaching certain milestones, the Company has the opportunity to reduce the interest rate to 6%.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

15. Long-term debt (continued):

(b)     The €10,000 senior financing facility was renewed on March 24, 2017. The loan bears interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior revolving financing. The repayments are summarized in the table below, where the last repayment is on December 31, 2022.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016. Cartesian is secured by an interest in the Company's HPDI 2.0 intellectual property and a priority interest in the Company's CWI joint venture interest.

(d)    Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable in one of our Italian subsidiaries.

(e)     The Company has capital lease obligations that have terms of three to five years at interest rates ranging from 3.1% to 12.0% (2015 - 2.3% to 11.0%).

(f)    The subordinated debenture notes were unsecured and, bore interest at 9% per annum which was paid semi-annually. The Company repaid these notes in full on their maturity in September 2017.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of December 31, 2017, the Company is in compliance with all covenants under the financing arrangements.

The carrying value of principal repayment schedule of the long-term debt is as follows for the years ending December 31:

	Term loan facility	Senior financing	Convertible debt	Other bank financing	Capital lease obligations	Total
2018	$1,747	$1,838	$—	$5,122	$286	$8,993
2019	3,747	1,971	—	360	139	6,217
2020	5,747	2,106	—	360	100	8,313
2021	7,746	2,363	17,335	360	80	27,884
2022 and thereafter	—	2,623	—	360	32	3,015
	$18,987	$10,901	$17,335	$6,562	$637	$54,422

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

16. Long-term royalty payable:

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

The sale of the APU business and the sale of additional Industrial assets (as described in note 6) resulted in royalty prepayments to Cartesian of $10,935. The Company recorded an additional finance charge of $5,236 in the second quarter of 2017 on this early extinguishment of a portion of the long-term royalty payable on the completion of these transactions.

A continuity schedule of the long-term royalty payable is as follows:

	December 31, 2017	December 31, 2016
Balance, beginning of year	$21,562	$—
Issuance of debentures	—	17,500
Accretion expense	3,168	4,062
Repayment	(10,935)	—
Additional finance charge from prepayment	5,236	—
Balance, end of year	19,031	21,562
Current portion	(2,390)	(1,500)
Long-term portion	$16,641	$20,062

The minimum repayments including interest are as follows, for the years ending December 31:

2018	$2,390
2019	4,682
2020	6,240
2021	7,572
2022	6,240
2023 and thereafter	7,920
$35,044

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

17. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2017	2016	2015
Balance, beginning of year	$12,239	$13,991	$23,109
Warranty assumed on acquisition	—	3,173	—
Warranty claims	(3,022)	(8,002)	(9,438)
Warranty accruals	1,446	1,719	427
Change in estimate	(2,963)	—	—
Impact of foreign exchange changes	(914)	1,358	(107)
Balance, end of year	6,786	12,239	13,991
Less: Current portion	(3,956)	(6,032)	(5,554)
Long-term portion	$2,830	$6,207	$8,437

18. Share capital, stock options and other stock-based plans:

On June 1, 2016, the Company issued 44,882,782 common shares to former Fuel Systems' shareholders and 653,532 restricted stock units in connection with the merger described in note 5.

On July 19, 2017, the Company issued 16,700,000 common shares at a price of $1.50 per share, for gross proceeds of $25,050. On July 28, 2017, the Company issued an additional 2,425,000 common shares at $1.50 for gross proceeds of $3,638, when the underwriters exercised their over-allotment option. Transaction costs of $2,735 were incurred resulting in net proceeds from the equity issuance of $25,953.

During the year ended December 31, 2017, the Company issued 2,045,617 common shares, net of cancellations, upon exercises of share units and in connection with earn out payments, (year ended December 31, 2016 – 845,491 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share Units:

The compensation program sets out provisions where the restricted share units ("RSUs") and performance share units ("PSUs") (together, the “Units”) will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors. These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2017, the Company recognized $6,961 (year ended December 31, 2016 - $10,450; year ended December 31, 2015 – $14,871) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

18. Share capital, stock options and other stock-based plans (continued):

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2017, December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	6,664,591	$6.75	9,657,921	$7.62	5,337,873	$10.27
Granted	993,659	2.18	684,402	2.90	5,556,630	6.74
Exercised/vested	(2,045,617)	6.31	(845,491)	10.26	(575,024)	11.49
Forfeited/expired	(1,102,643)	6.51	(2,832,241)	6.60	(661,558)	10.34
Outstanding, end of year	4,509,990	$6.00	6,664,591	$6.75	9,657,921	$7.62
Units outstanding and exercisable, end of year	636,073	$5.38	1,891,008	$7.77	1,150,294	$9.58

During 2017, 993,659 (2016 - 684,402) restricted share units were granted to directors, executives and employees. Values of RSU awards are generally determined based on the fair market value of the underlying common share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Subsequent to year end, there was a sufficient number of shares available in the Westport Omnibus Plan to complete the awarding of the 1,460,000 remaining PSU's from the 2015 grant. Through December 31, 2017 these PSU's were being treated as a liability until this condition was met.

As at December 31, 2017, $1,736 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized over a weighted average period of 5 months.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
	CDN$	CDN$
Share units:
Outstanding	$21,332	$10,130
Exercisable	3,009	2,874

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Years ended December 31,
	2017	2016	2015
Research and development	$1,182	$6,010	$9,915
General and administrative	5,450	2,334	2,224
Sales and marketing	329	2,106	2,732
	$6,961	$10,450	$14,871

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

19. Income taxes:

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 26% for the year ended December 31, 2017 (year ended December 31, 2016 – 26%; year ended December 31, 2015 – 26%) as follows:

	Years ended December 31,
	2017	2016	2015
		(Adjusted, Note 6)
Loss before income taxes	$(65,530)	$(95,445)	$(98,423)
Expected income tax recovery	(17,055)	(24,816)	(25,580)
Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	786	2,176	3,553
Other permanent differences	3,185	5,543	(76)
Withholding taxes	444	1,109	1,429
Change in enacted tax rates	22,960	—	—
Foreign tax rate differences, foreign exchange and other adjustments	138	(4,560)	(138)
Non-taxable income from equity investment	(3,245)	925	(4,313)
Change in valuation allowance	(11,637)	32,583	21,036
Goodwill impairment	—	—	4,820
Change in uncertain tax position	—	301	—
Bargain purchase gain	—	(9,311)	—
Income tax expense (recovery)	$(4,424)	$3,950	$731

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

19. Income taxes (continued):

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016
Deferred income tax assets:
Net loss carry forwards	$189,627	$190,885
Intangible assets	6,502	10,319
Property, plant and equipment	13,046	11,879
Warranty liability	3,290	4,056
Foreign tax credits	5,241	5,233
Inventory	4,668	3,806
Research and development	5,795	4,710
Other	13,190	15,288
Total gross deferred income tax assets	241,359	246,176
Valuation allowance	(239,511)	(244,536)
Total deferred income tax assets	1,848	1,640
Deferred income tax liabilities:
Intangible assets	(4,062)	(4,517)
Property, plant and equipment	(231)	(596)
Other	(323)	(796)
Total deferred income tax liabilities	(4,616)	(5,909)
Total net deferred income tax liabilities	$(2,768)	$(4,269)
Allocated as follows:
Deferred income tax assets	1,848	1,640
Deferred income tax liabilities	(4,616)	(5,909)
Total net deferred income tax liabilities	$(2,768)	$(4,269)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in note 19(f).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

19. Income taxes (continued):

(c)    The components of the Company’s income tax expense (recovery) are as follows:

		Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Years ended December 31, 2017
Canada	$(61,458)	(3,737)	(17)	$(3,754)
United States	3,023	17	—	17
Italy	2,433	493	(1,470)	(977)
Other	(9,528)	447	(157)	290
	$(65,530)	$(2,780)	$(1,644)	$(4,424)
Years ended December 31, 2016 (Adjusted, note 6)
Canada	$(104,060)	$56	$120	$176
United States	14,926	7	—	7
Italy	(4,324)	192	1,440	1,632
Other	(1,987)	1,355	780	2,135
	$(95,445)	$1,610	$2,340	$3,950
Years ended December 31, 2015
Canada	$(44,739)	$793	$228	$1,021
United States	(22,227)	9	—	9
Italy	(20,695)	389	(566)	(177)
Other	(10,762)	54	(176)	(122)
	$(98,423)	$1,245	$(514)	$731

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

19. Income taxes (continued):

(d)    The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income as follows:

Expiring in:	2018	2019	2020	2021 and later	Total
Canada	$—	$—	$—	$482,755	$482,755
Italy	—	—	—	17,354	17,354
United States	—	—	—	105,325	105,325
Sweden	—	—	—	21,118	21,118
Other	1,036	6,417	4,934	15,605	27,992
Total	$1,036	$6,417	$4,934	$642,157	$654,544

Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2017, the total amount of the Company’s uncertain tax benefits was $4,345 (year ended December 31, 2016 - $2,745). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2014 to 2017 taxation years remain open to examination by the Internal Revenue Service and the 2012 to 2017 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

20. Related party transactions:

The Company's related parties are CWI, Cartesian, directors, officers and shareholders which own greater than 10% of the Company's shares. During 2017, Mr. Costamagna, the former Chief Executive Officer ("CEO") of Fuel Systems, left the Company's Board of Directors and was no longer considered a related party. Mr. Costamagna and his associated companies continue to supply facilities, products and services to the Company.
The following table sets forth amounts that are included within the captions noted on the consolidated balance sheets, representing related party transactions with the Company:

	December 31, 2017	December 31, 2016
Receivables:
Entities related to Mariano Costamagna (a)	$ N/A	$237
Cummins Westport Inc. (b)	150	236
Ideas & Motion S.r.L. (c)	6	15
	$156	$488
Payables:
Entities related to Mariano Costamagna (a)	$ N/A	$1,191
(a)    Entities related to Mariano Costamagna include: Bianco S.p.A, TCN S.r.L., Biemmedue S.p.A, MTM Hydro S.r.L., Immobiliare IV Marzo, Delizie Bakery S.r.L., Galup S.r.L., TCN Vd S.r.L., Europlast S.r.L., A.R.S. Elettromeccanica S.r.L., Ningbo Topclean Mechanical Technology Co. Ltd., and Erretre S.r.L..
(b)    Pursuant to the amended and restated Joint Venture Agreement, Westport engages in transactions with CWI (see note 9). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

20. Related party transactions (continued):
(c)    Ideas & Motion S.r.L is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.

	Years ended December 31,
	2017		2016
	Purchases	Sales	Purchases	Sales
Related party company:
Entities related to Mariano Costamagna	$ N/A	$ N/A	$2,592	$412
Cummins Westport Inc.	—	2,721	—	2,744
Ideas & Motion S.r.L.	—	69	—	43
	$—	$2,790	$2,592	$3,199

(d)    Other transactions with related parties:

Peter Yu, founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016 in connection with the convertible debt (note 15(c)) and royalty payable (note 16), which are related party balances. The Company made an interest payment on the convertible debt of $919 in 2017 to Cartesian. In addition, the Company made a payment of $10,935 to Cartesian relating to the royalty payable during the year ended December 31, 2017 and has continued to accrue interest in accordance with the terms of the agreements. In addition, fees of $250 were paid to Cartesian during the year ended December 31, 2017.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

21. Commitments and contingencies:

(a)     Contractual commitments

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2018	$7,165
2019	4,518
2020	3,129
2021	1,319
2022	1,129
Thereafter	555
$17,815

For the year ended December 31, 2017, the Company incurred operating lease expense of $4,782 (year ended December 31, 2016 - $5,675; year ended December 31, 2015 - $3,763).

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

On June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its Weichai Westport Inc. joint venture and compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") in connection with the Westport Fuel Systems operations in China.  The SEC Enforcement Division issued a follow up subpoena on February 14, 2018. Westport Fuel Systems is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC’s investigation.  The investigation being conducted by the SEC has required and will continue to require significant resources.

The Company is engaged in certain legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(c)     Purchase commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

22. Segment information:

The financial information for the Company’s business segments evaluated by the Chief Operating Decision Maker ("CODM") includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

Automotive Business Segment

The Westport Fuel Systems Automotive segment designs, manufactures and sells CNG and LPG components and systems for passenger cars, light-duty trucks and medium-duty vehicles including OEM, delayed OEM (“DOEM”) and Aftermarket segments. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

The Company serves more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor under 11 well-recognized and well-established brands. The Company supplies a large number of global OEMs including Volkswagen, Tata, GAZ, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Aftermarket distributors and customers.

The Automotive segment also designs, manufactures, and sells a wide range of CNG compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.

With effect from the first quarter of 2017, the high pressure components and electronics product lines, formerly classified under the Industrial Business segment, were consolidated into the Automotive business and the comparative balances were reclassified accordingly.

Industrial Business Segment

On April 28, 2017, the Company reached an agreement to sell its APU business and on May 30, 2017, the Company sold additional assets of the Industrial business. The Industrial Business segment is no longer considered an operating segment and is reclassified to discontinued operations in the first quarter of 2017 (see note 6).

Corporate and Technology Investments Segment

The Corporate and Technology Investments segment is responsible for current and advanced research and development programs, corporate oversight, and general administrative duties. Examples of our leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics. The corporate oversight and general administrative functions for the Company are grouped under this unit.

Westport’s HPDI technology, Westport™ HPDI 2.0, will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are primarily manufactured in partner facilities, offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors are developed with core components of Westport's HPDI 2.0 fuel system.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

22. Segment information (continued):

Corporate and Technology Investments Segment (continued)

Westport’s proprietary High Efficiency Spark ignited ("HESI") technology is designed to provide vehicle and engine OEMs with a natural gas solution that exceeds the power and torque of the diesel engine upon which it is based. This allows for engine downsizing resulting in a smaller, lighter, more powerful, more fuel efficient and lower emissions package. Using 100% dedicated natural gas as fuel, this technology optimizes the combustion system and thermal management of the engine by taking full advantage of the ultra-high octane performance fuel properties of natural gas. Developed to meet the highest level of OEM quality standards, Westport's new combustion system and components have been undergoing testing and are being further developed to offer ready integration into OEM applications globally.

Cummins Westport Inc. Joint Venture

CWI, our 50:50 joint venture with Cummins, serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers.

Weichai Westport Inc. Joint Venture

WWI is a joint venture between Westport, Weichai Holding Group Co. Ltd. ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. focusing on the Chinese market. In April 2016, the Company sold a portion of its economic interest in WWI and the Company discontinued reporting of WWI results on an equity basis. As the Company no longer has significant influence in the joint venture, the Company does not consider WWI a business segment subsequent to the first quarter of 2016.

The accounting policies for the reportable segments are consistent with those described in note 3. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, restructuring charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, gain on sale of long-term investments and bargain purchase gain.

Financial information by business segment as follows:

	Years ended December 31,
	2017	2016	2015
Revenue:
Automotive	$239,393	$172,232	$100,108
Corporate and Technology Investments	7,670	5,162	3,196
CWI	317,297	276,465	331,882
WWI	—	29,931	185,967
Total segment revenues	564,360	483,790	621,153
Less: equity investees' revenue	(317,297)	(306,396)	(517,849)
Consolidated revenue from continuing operations	$247,063	$177,394	$103,304
Consolidated revenue from discontinuing operations	$29,038	$47,501	$—

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

22. Segment information (continued):

	Years ended December 31,
	2017	2016	2015
Operating income (loss):
Automotive	$(808)	$(18,136)	$(21,855)
Corporate and Technology Investments	(60,332)	(76,118)	(77,283)
Restructuring	(1,682)	(19,000)	—
Foreign exchange gain (loss)	(562)	(6,565)	11,601
Impairment of long lived assets, net	(1,550)	(4,843)	(22,722)
CWI	57,276	29,782	51,011
WWI	—	718	3,784
Total segment operating loss	(7,658)	(94,162)	(55,464)
Less: equity investees’ operating income	(57,276)	(30,500)	(54,795)
Consolidated loss from continuing operations	$(64,934)	$(124,662)	$(110,259)
Consolidated income (loss) from discontinued operations	$(845)	$2,789	$—

	Years ended December 31,
	2017	2016	2015

Total additions to long-lived assets, excluding business combinations:
Automotive	$3,388	$3,364	$1,350
Corporate and Technology Investments	21,900	5,290	3,495
	$25,288	$8,654	$4,845

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Years ended December 31,
	2017	2016	2015
Europe	60%	63%	48%
Americas	20%	23%	40%
Asia	12%	12%	12%
Others	8%	2%	—%

As at December 31, 2017, total goodwill of $3,324 (December 31, 2016 - $2,923) was allocated to the Automotive segment.

As at December 31, 2017, total long-term investments of $8,756 (December 31, 2016 - $12,996) was allocated to the Corporate and Technology Investments segment and $546 (December 31, 2016 - $426) to the Automotive segment.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

22. Segment information (continued):

Total assets are allocated as follows:

	Total assets by operating segment
	Years ended December 31
	2017	2016
Automotive	$257,374	$270,594
Industrial	—	—
Corporate and Technology Investments and unallocated assets	50,084	23,768
CWI	131,986	147,245
	$439,444	$441,607
Add: assets held for sale	6,164	37,098
Less: equity investees’ total assets	(131,986)	(147,245)
Total consolidated assets	$313,622	$331,460

The Company’s long-lived assets consist of property, plant and equipment (fixed assets), intangible assets and goodwill.

Long-lived assets information by geographic area:

December 31, 2017	Fixed assets	Intangible assets and goodwill	Total
Italy	$25,221	$19,476	$44,697
Canada	39,732	317	40,049
United States	1,587	—	1,587
Rest of Europe	2,860	4,474	7,334
Asia Pacific	2,211	—	2,211
	71,611	24,267	95,878
Less: equity investees' long lived assets	(1,245)	—	(1,245)
Total consolidated long-lived assets	$70,366	$24,267	$94,633

December 31, 2016 (Adjusted, note 6)	Fixed assets	Intangible assets and goodwill	Total
Italy	$26,713	$19,942	$46,655
Canada	19,429	351	19,780
United States	3,699	—	3,699
Rest of Europe	2,712	4,462	7,174
Asia Pacific	3,097	—	3,097
	55,650	24,755	80,405
Less: equity investees' long lived assets	(1,074)	—	(1,074)
Total consolidated long-lived assets	$54,576	$24,755	$79,331

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

23. Financial Instruments:

(a)    Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At December 31, 2017, the Company has $71,842 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at December 31, 2017:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$87,150	$87,150	$87,150	$—	$—	$—
Restructuring obligation (note 14)	2,969	2,969	2,969	—	—	—
Term loan facility (note 15 (a))	18,987	26,868	5,362	13,116	8,390	—
Senior revolving financing (note 15 (b))	10,901	11,742	2,195	4,475	5,072	—
Convertible debt (note 15 (c))	17,335	22,711	1,575	3,150	17,986	—
Other bank financing (note 15 (d))	6,562	6,645	5,191	732	722	—
Capital lease obligations (note 15 (e))	637	675	309	253	113	—
Long-term royalty payable (note 16)	19,031	35,044	2,011	11,056	14,057	7,920
Operating lease commitments	—	17,815	9,032	6,458	2,186	139
	$163,572	$211,619	$115,794	$39,240	$48,526	$8,059

(c)    Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable.  The Company manages credit risk associated with cash and cash equivalents by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and other receivables.  As at December 31, 2017, 81% (December 31, 2016 - 89%) of accounts receivable relates to customer receivables, and 19% (December 31, 2016 - 11%) relates to amounts due from related parties and income tax authorities for value added taxes and other tax related refunds.  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined on a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

23. Financial Instruments (continued):

(d)    Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar and the Euro.  Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company’s functional currency is the Canadian dollar. The U.S. dollar amount of financial instruments subject to exposure to foreign currency risk reflected in the consolidated balance sheet at December 31, 2017 is as follows:

US Dollars
Cash and cash equivalents	$30,859
Accounts receivable	10,624
Accounts payable	3,594
Long-term debt, including current portion	36,322
Long-term royalty payable, including current portion	19,031

(e)    Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on certain long-term debt with variable rates of interest.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2017 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2017 would have increased or decreased by $60.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2017, 2016 and 2015

23. Financial Instruments (continued):

(f)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent our interest in CWI, which is accounted for using the equity method, and WWI and other investments, which are accounted for using the cost method.

The carrying value of the Term Facility included in the long-term debt (note 15(a)) approximates its fair values as the loan was executed shortly before the 2017 year end. The carrying value reported in the balance sheet for the senior financing (note 15(b)) approximates its fair value as at December 31, 2017, as the interest rates on the debt is floating and therefore approximates the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2017, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.